SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 10 8
                                 (CUSIP Number)

CUSIP No. 382410 10 8

1.       Name of Reporting Persons and IRS or SS Identification Number:
         Walter G. Goodrich
2.       Check the Appropriate Box if a Member of a Group:
         (a)      N/A
         (b)      N/A
3.       SEC Use Only
4.       Citizenship or Place of Organization:
         (a)      United States
Number of Shares Beneficially Owned by Each Reporting Person with:
5.       Sole Voting Power
         670,795*
6.       Shared Voting Power
         509,019
7.       Sole Dispositive Power
         600,172*
8.       Shared Dispositive Power
         509,019
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,179,814*
10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares
         No
11.      Percent of Class Represented by Amount in Row 9
         8.8%
12.      Type of Reporting Person
         IN


* Includes the following securities held by Walter G. Goodrich on his own behalf: (a) 269,332 shares of common stock, (b) 1,667 shares of common stock issuable upon conversion of 4,000 shares of Series A preferred stock,
     (c) 47,833 shares of common stock issuable upon the conversion of 42,900 shares of Series B preferred stock and (d) options to purchase 8,333 shares of common stock. In addition, includes (a) 509,019 shares of common stock held by HGF Partnership, a Louisiana partnership, in which Walter G. Goodrich owns an indirect general partnership interest, (b) 282,134 shares of common stock owned by Goodrich Energy, Inc., a corporation with respect to which Walter G. Goodrich is the sole stockholder, and (c)61,496 shares of common stock issuable upon conversion of 55,153 shares of Series B preferred stock held by Goodrich Energy. Walter G. Goodrich may be deemed to exercise shared voting and investment power with respect to the shares held by HGF Partnership. Walter G. Goodrich exercises sole voting and investment power with respect to the shares held by Goodrich Energy. Walter
     G. Goodrich and Henry Goodrich beneficially own 9.4% of the outstanding shares of common stock.

CUSIP No. 382410 10 8

13.    Name of Reporting Persons and IRS or SS Identification  Number:
       Goodrich Energy, Inc.
14.    Check the  Appropriate  Box if a Member of a Group:
       (c) N/A
       (d) N/A
15.    SEC Use Only
16.    Citizenship or Place of Organization:
       Louisiana
Number of Shares Beneficially Owned by Each Reporting Person with:
17.    Sole Voting Power
       343,630*
18.    Shared Voting Power
       0
19.    Sole Dispositive Power
       343,630*
20.    Shared Dispositive Power
       0
21.    Aggregate Amount Beneficially Owned by Each Reporting Person
       343,630*
22.    Check if the Aggregate Amount in Row 9 Excludes Certain Shares
       No
23.    Percent of Class Represented by Amount in Row 9
       2.6%
24.    Type of Reporting Person
       CO

* Includes 61,496 shares issuable upon conversion of 55,153 shares of Series B convertible Preferred Stock.

Item 1(a)  Name of Issuer:
           Goodrich Petroleum Corporation
Item 1(b)  Address of Issuer's principal executive offices:
           815 Walker Street, Suite 1040
           Houston, TX 77002
Item 2(a)  Name of person filing:
                1.  Walter G. Goodrich
                2.  Goodrich Energy, Inc.
Item 2(b)  Address of principal business office or, if none, residences:
                1.  815 Walker Street, Suite 1040
                    Houston, TX  77002
                2.  333 Texas Street, Suite 1375
                    Shreveport, LA  71101
Item 2(c)  Citizenship:
                1.  United States
                2.  Louisiana
Item 2(d)  Title of class of securities:
           Common Stock, $.20 par value
Item 2(e)  CUSIP Number:  382410 10 8
Item 3     Not Applicable
Item 4     Ownership:
           (a)  Amount beneficially owned:
                1,179,814*
           (b)  Percent of class:
                8.8%
           (c)  Number of shares as to which such person has:
                (i)    sole power to vote or to direct the vote -
                       670,795
                (ii)   shared power to vote or to direct the vote -
                       509,019
                (iii) sole power to dispose or to direct the disposition of - 670,795
                (iv) shared power to dispose or to direct the disposition of - 509,019
Item 5-10  Not Applicable



* Includes the following securities held by Walter G. Goodrich on his own behalf: (a) 269,332 shares of common stock, (b) 1,667 shares of common stock issuable upon conversion of 4,000 shares of Series A preferred stock,
     (c) 47,833 shares of common stock issuable upon the conversion of 42,900 shares of Series B preferred stock and (d) options to purchase 8,333 shares of common stock. In addition, includes (a) 509,019 shares of common stock held by HGF Partnership, a Louisiana partnership, in which Walter G. Goodrich owns an indirect general partnership interest, (b) 282,134 shares of common stock owned by Goodrich Energy, Inc., a corporation with respect to which Walter G. Goodrich is the sole stockholder, and (c)61,496 shares of common stock issuable upon conversion of 55,153 shares of Series B preferred stock held by Goodrich Energy. Walter G. Goodrich may be deemed to exercise shared voting and investment power with respect to the shares held by HGF Partnership. Walter G. Goodrich exercises sole voting and investment power with respect to the shares held by Goodrich Energy. Walter
     G. Goodrich and Henry Goodrich beneficially own 9.4% of the outstanding shares of common stock.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            February 13, 2001





/s/Walter G. Goodrich
----------------------
Walter G. Goodrich



Goodrich Energy, Inc.



/s/Walter G. Goodrich
----------------------
Name:    Walter G. Goodrich
Title:   President